

October 1, 2009

Mail Stop 4631

Via U.S. mail and facsimile @ (617) 345-3299

Zuosheng Yu
Chairman and Chief Executive Officer
General Steel Holdings, Inc. c/o Stephen D. Brook, Esq.
Burns & Levinson LLP
125 Summer Street
Boston, MA 02110

Re: **General Steel Holdings, Inc.**
Registration Statement on Form S-3 Amendment No.1
Filed on: September 24, 2009
File No.: 333-161585

Dear Mr. Yu:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About this Prospectus, page 1

1. We note the disclosure in the last paragraph, in particular the statement that "we have not independently verified the data, and we do not make any representation as to the accuracy of the information." Please be advised that you are responsible for all of the information you disclosure in the prospectus. Please revise to remove this statement.

Description of Capital Stock, page 16

2. We note your response to comment two in our letter dated September 17, 2009. Please revise to remove the statement that the disclosure in this section "is not complete."

Description of Debt Securities, page 17

3. We note your response to comment five in our letter dated September 17, 2009. Since the debt securities will be issued pursuant to the terms of the indenture filed as Exhibit 4.4 to the registration statement, please revise to provide a materially complete summary of the terms of the indenture. Please also revise the second paragraph accordingly.

Part II – Information Not Required in Prospectus

Exhibit 5.1 Legal Opinion of Burns & Levinson LLP

4. We note the revised opinion in response to comment eight in our letter dated September 17, 2009. Please confirm that if any warrant, right or unit that may be offered or sold pursuant to this registration statement is governed by the laws of any jurisdiction other than the laws of the State of Nevada or New York, then at a time of a take down you will file an amended legal opinion of counsel, pursuant to which counsel must opine that these securities are binding obligations of the company under the state contract law governing these securities. At the time of a take-down, you may incorporate by reference into the registration statement the amended legal opinion by filing it under cover of Form 8-K. For additional guidance please see Q&A 212.05 of Compliance and Disclosure Interpretations related to Securities Act Rules, found in the Division of Corporation Finance page of the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

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As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director